                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                   FORM 12B-25


                                                                SEC File Number
                                                                        0-24449
                           Notification of Late Filing

                                                                   CUSIP Number
                                                                         48611G

             (Check One): / / Form 10-K / / Form 20-F / / Form 11-K
                          /X/ Form 10-Q / / Form N-SAR

                    For the Three Months Ended March 31, 2002


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - REGISTRATION INFORMATION

J-Bird Music Group LTD.
396 Danbury Road
Wilton, CT 06897

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(b) The accountant's statement or other exhibit required by Rule 12b-25(C)has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to gather all information necessary to file the First Quarter 2002 Form 10-Q.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Hope D. Trowbridge   (203) 761-9393

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).



/X/ Yes     /  / No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?



/  / Yes    /X/ No



If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

J-Bird Music Group LTD. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  May 14, 2002                      By: /s/  Hope D. Trowbridge, President